MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
SECOND QUARTER ENDED JUNE 30, 2015
The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated August 5, 2015, for the second quarter ended June 30, 2015, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes ("consolidated interim financial statements") thereto for the three and six months ended June 30, 2015. This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2014 and the related MD&A included in the 2014 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future financial or operating performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “Second Quarter 2015 Summary”, “Outlook” and “Quarterly Updates”, and include, without limitation, statements with respect to: the Company’s guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “suggest”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.
For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

INDEX

About IAMGOLD	2
Second Quarter 2015 Highlights	2
Second Quarter 2015 Summary	3
Outlook	5
Market Trends	6
Quarterly Updates
Operations	8
Exploration	14
Quarterly Financial Review	17
Financial Condition
Liquidity and Capital Resources	17
Market Risk	19
Shareholders’ Equity	19
Cash Flow	20
Discontinued Operations	20
Disclosure Controls and Procedures and Internal Control over Financial Reporting	20
Critical Judgments, Estimates and Assumptions	21
Future Accounting Policies	21
Risks and Uncertainties	22
Non-GAAP Performance Measures	22
ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).
IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.
SECOND QUARTER 2015 HIGHLIGHTS

•	Cash, cash equivalents and gold bullion (at market value) of $836.4 million at June 30, 2015.

•	Attributable gold production, inclusive of joint venture operations, was 202,000 ounces, down 4,000 ounces compared to the second quarter 2014.

•	Total cash costs[2,3] for the second quarter 2015 were $817 per ounce produced, down from $881 per ounce produced in the second quarter 2014 and $846 per ounce produced in the first quarter 2015.

•	All-in sustaining costs[2] for the second quarter 2015 were $1,076 per ounce sold, down from $1,136 per ounce sold in the second quarter 2014 and $1,113 per ounce sold in the first quarter 2015.

•
On July 7, 2015, assay results at the Pitangui project in Brazil confirmed continuity of targeted zones with the intersection of thicker intervals of higher grade mineralization. Highlights included 11.9 metres grading 6.84 g/t Au, including 3 metres grading 17.02 g/t Au.

•
On July 20, 2015, assay results at the Boto project in Senegal confirmed continuity of mineralization with frequent high grades over wide intervals and a deposit that remains open at depth. Highlights include 36 metres grading 3.59 g/t Au, including 7 metres grading 9.46 g/t Au.

________________________________

[1]
Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies that pass a set of broadly based environmental, social and governance rating criteria.

[2]
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

[3]	The total cash costs computation does not include Westwood pre-commercial production for the three and six months ended June 30, 2014 of 9,000 ounces and 10,000 ounces, respectively.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

SECOND QUARTER 2015 SUMMARY

FINANCIAL

•
Cash, cash equivalents and gold bullion (at market value) were $836.4 million at June 30, 2015, up $515.4 million from December 31, 2014. The increase was mainly due to proceeds from the sale of Niobec ($502.6 million), proceeds from the sale of the Diavik royalty asset ($52.5 million), proceeds from the issuance of flow-through shares ($39.3 million) and cash generated from operating activities ($61.7 million), partially offset by spending on Property, plant and equipment ($100.1 million), interest paid ($17.2 million), a decrease in the market value of gold bullion ($4.7 million), repurchase of long-term debt ($4.5 million) and the repayment of finance leases ($3.7 million).

•
Revenues from continuing operations for the second quarter 2015 were $226.5 million, down $4.9 million or 2% from the same prior year period. The decrease was the result of a lower realized gold price ($15.1 million) and lower royalties following the sale of Diavik royalty asset ($2.3 million), partially offset by higher gold sales from owner-operated mines of 12,000 ounces ($12.3 million) and an increase in by-product credits ($0.2 million). The higher sales volume in the second quarter 2015 was mainly due to Westwood, which commenced commercial production in the third quarter 2014, partially offset by lower sales at Rosebel and Essakane and the closure of Mouska.

•
Cost of sales from continuing operations for the second quarter 2015 was $228.8 million, up $22.0 million or 11% from the same prior year period. The increase was the result of higher depreciation expense ($20.1 million) and higher operating costs ($3.8 million), partially offset by lower royalties due to lower realized gold prices ($1.9 million). Higher operating costs in the second quarter 2015 resulted from the commencement of commercial production at Westwood in the third quarter 2014 ($27.5 million) and higher corporate expenses ($0.2 million), partially offset by lower operating costs at Essakane ($12.3 million) and Rosebel ($9.1 million) and the closure of Mouska ($2.5 million).

•
Depreciation expense from continuing operations for the second quarter 2015 was $66.4 million, up $20.1 million or 43% from the same prior year period. This was primarily the result of the commencement of commercial production at Westwood in the third quarter 2014, higher amortization of capitalized stripping and higher production at Rosebel, lower reserves at Essakane and Rosebel, partially offset by lower amortization of capitalized stripping at Essakane.

•
Income tax expense from continuing operations for the second quarter 2015 was $6.7 million, up $1.4 million or 26% from the same prior year period. The increase was mainly due to an increase in the non-cash deferred tax expense as a result of the strengthening U.S. dollar. This reduced the tax basis of mining assets in foreign jurisdictions, which lowered the future estimated tax deductions available when translated into U.S. dollars.

•
Net loss from continuing operations attributable to equity holders for the second quarter 2015 was $19.7 million or $0.05 per share, down $2.5 million from the same prior year period. The improvement was mainly related to higher net earnings from associates and joint ventures ($13.3 million), higher non-hedge derivative gains ($5.5 million), lower exploration expense ($3.5 million), and net changes in estimates of asset retirement obligations at closed sites ($7.3 million), partially offset by higher cost of sales ($22.0 million), lower revenues ($4.9 million) and lower capitalized interest ($4.9 million).

•
Net earnings for Niobec were presented separately as Net earnings from discontinued operations, net of income taxes in the Consolidated statements of earnings. Comparative periods have been adjusted accordingly. Net earnings from discontinued operations for the second quarter 2015 was $nil, down $6.2 million from the same prior year period. The decrease was the result of the sale of Niobec in the first quarter 2015.

•
Net cash from operating activities including discontinued operations for the second quarter 2015 was $31.7 million, down $65.1 million or 67% from the same prior year period. The decrease was mainly due to higher receivables ($16.0 million), higher inventory ($24.3 million), net settlement of derivatives ($7.4 million) and lower earnings from discontinued operations following the sale of Niobec, partially offset by paying less income taxes ($4.8 million).

•
Net cash from operating activities before changes in working capital[1] including discontinued operations for the second quarter 2015 was $45.6 million ($0.12 per share1), down $24.5 million ($0.07 per share) or 35% from the same prior year period.

•
Adjusted net loss including discontinued operations attributable to equity holders[1] for the second quarter 2015 was $30.8 million ($0.08 per share1), down $39.6 million ($0.10 per share) from the same prior year period.

OPERATIONS

•
Regarding health and safety, the frequency of all types of serious injuries (measured as the DART rate2) for the second quarter 2015 was 1.14 compared to the target of 0.69, which was based on a very low rate in 2014. The higher DART rate in the second quarter 2015 was attributed to the localized ground fall following a seismic event at the Westwood mine on May 26, 2015 ("the Seismic Event"). While no employees were physically injured, the event did result in some employees being absent subsequent to the event.

•
Attributable gold production, inclusive of joint venture operations, for the second quarter 2015 was 202,000 ounces, down 4,000 ounces from the same prior year period. The decrease was primarily due to the closure of Mouska (11,000 ounces) and lower grades at Sadiola (7,000 ounces), partially offset by additional production at Westwood (14,000 ounces) which commenced commercial production in the third quarter 2014.

•
Attributable gold sales, inclusive of joint venture operations, for the second quarter 2015 were 195,000 ounces, which was below attributable gold production of 202,000 ounces primarily due to the timing of sales at Essakane.

_______________________________________

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

[2]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

•
Total cash costs[1,3] for the second quarter 2015 were $817 per ounce produced, down 7% from the same prior year period. The decrease was mainly due to favorable grades at both Rosebel and Essakane and lower mining costs at Sadiola and Yatela. The decrease was partially offset by higher costs from Westwood, which achieved commercial production in the third quarter 2014. Included in total cash costs[1] in the second quarter 2015 were realized hedge and non-hedge derivative losses of $44 per ounce produced ($nil - June 30, 2014) and a reduction of $27 per ounce produced to normalize costs following the Seismic Event at Westwood.

•
All-in sustaining costs[1] for the second quarter 2015 were $1,076 per ounce sold, down 5% from the same prior year period. The decrease was mainly the result of lower cash costs and higher sales volume partially offset by higher sustaining capital expenditures. Included in all-in sustaining costs[1] in second quarter 2015 were realized hedge and non-hedge derivative losses of $53 per ounce sold ($nil - June 30, 2014) and a reduction of $28 per ounce sold to normalize costs following the Seismic Event at Westwood.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended June 30,		Six months ended June 30,
Financial Results ($ millions, except where noted)	2015	2014	2015	2014
Continuing Operations
Revenues	$226.5	$231.4	$471.2	$448.7
Cost of sales	$228.8	$206.8	$460.5	$392.0
Earnings (loss) from continuing mining operations[1]	$(2.3)	$24.6	$10.7	$56.7
Net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD	$(19.7)	$(16.0)	$4.4	$(12.3)
Net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.05)	$(0.04)	$0.01	$(0.03)
Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD[1]	$(30.8)	$8.8	$(57.5)	$20.9
Adjusted net earnings (loss) including discontinued operations per share ($/share)[1]	$(0.08)	$0.02	$(0.15)	$0.06
Net cash from operating activities including discontinued operations	$31.7	$96.8	$61.7	$124.9
Net cash from operating activities before changes in working capital including discontinued operations[1]	$45.6	$70.1	$100.4	$134.7
Net cash from operating activities before changes in working capital including discontinued operations ($/share)[1]	$0.12	$0.19	$0.26	$0.36
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	$—	$6.2	$40.6	$24.0
Net earnings from discontinued operations attributable to equity holders of IAMGOLD ($/share)	$—	$0.02	$0.10	$0.07
Key Operating Statistics
Gold sales – attributable (000s oz)	195	192	403	368
Gold commercial production – attributable (000s oz)	202	197	410	368
Gold production – attributable[2] (000s oz)	202	206	410	378
Average realized gold price[1] ($/oz)	$1,194	$1,288	$1,208	$1,287
Total cash costs[1,3] ($/oz)	$817	$881	$832	$883
Gold margin[1] ($/oz)	$377	$407	$376	$404
All-in sustaining costs[1] ($/oz)	$1,076	$1,136	$1,095	$1,165

_______________________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

[2]	Attributable gold production includes Westwood pre-commercial production for the three and six months ended June 30, 2014 of 9,000 ounces and 10,000 ounces, respectively.

[3]	The total cash costs computation does not include Westwood pre-commercial production for the three and six months ended June 30, 2014 of 9,000 ounces and 10,000 ounces, respectively.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

Financial Position ($ millions)	June 30, 2015	December 31, 2014
Cash, cash equivalents, and gold bullion
at market value	$836.4	$321.0
at cost	$775.5	$255.4
Total assets	$4,082.3	$4,222.8
Long-term debt	$637.0	$641.7
Available credit facilities	$500.0	$500.0

OUTLOOK

IAMGOLD Full Year Guidance[3]	2015
Rosebel (000s oz)	290 - 300
Essakane (000s oz)	360 - 370
Westwood (000s oz)	60 - 75
Total owner-operated production (000s oz)	710 - 745
Joint ventures (000s oz)	70
Total attributable production (000s oz)	780 - 815

Total cash costs[1] - owner-operator ($/oz)	$825 - $865
Total cash costs[1,2] ($/oz)	$850 - $900

All-in sustaining costs[1] - owner-operator ($/oz)	$1,050 - $1,150
All-in sustaining costs[1,2] ($/oz)	$1,075 - $1,175

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

[2]	Consists of Rosebel, Essakane, Westwood, Sadiola and Yatela on an attributable basis.

[3]
The outlook is based on 2015 full year assumptions with an average realized gold price of $1,250 per ounce, Canadian $/U.S.$ exchange rate of 1.15, U.S.$/€ exchange rate of 1.20 and average crude oil price of $73 per barrel. This considers the consensus forecasted crude oil price and the Company's hedging programs.

GOLD PRODUCTION AND CASH COSTS
The Company revised its 2015 attributable gold production guidance from 820,000 - 860,000 ounces to 780,000 - 815,000 ounces. This reflects an expected decrease in production at Westwood of 50,000 - 55,000 ounces resulting from the impact of the Seismic Event. This reduction is partially offset by the expectation of an additional 10,000 ounces of attributable gold production from the Company's joint venture mines in Mali.
The Company maintains its 2015 total cash cost guidance of $850 to $900 per ounce and 2015 all-in sustaining costs guidance of $1,075 to $1,175 per ounce.
ROSEBEL
The Company is maintaining its 2015 attributable gold production guidance for Rosebel of 290,000 to 300,000 ounces.
ESSAKANE
The Company is maintaining its 2015 attributable gold production guidance for Essakane of 360,000 to 370,000 ounces.
WESTWOOD
The Company has revised its 2015 gold production guidance for Westwood from 110,000 - 130,000 ounces to 60,000 - 75,000 ounces as a result of the Seismic Event.
As a result of the lower production profile in 2015, the Company expects Westwood's all-in sustaining costs for 2015 to be in the range of $1,300 to $1,400 per ounce.
DEPRECIATION EXPENSE
The Company is maintaining its 2015 depreciation guidance of $285 million to $295 million, which will result from a full year of commercial production at Westwood, higher amortization of capitalized stripping costs at Rosebel, lower reserves at Essakane and Rosebel, and expected timing of capital additions.
INCOME TAXES
The Company expects to pay cash taxes in the range of $17 million to $22 million in 2015. Adjustments to deferred tax assets and or liabilities may also occur in the year.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

CAPITAL EXPENDITURES OUTLOOK1
The Company maintains its capital expenditure guidance of $230 million ± 10% in 2015 as set out below.

($ millions)	Sustaining	Development/ Expansion (Non-sustaining)	Total
Owner-operator
Rosebel	$70	$10	$80
Essakane	55	5	60
Westwood	30	50	80
	155	65	220
Côté Gold	—	5	5
Total owner-operator	155	70	225
Joint venture - Sadiola	5	—	5
Total (±10%)	$160	$70	$230

[1]	Capitalized borrowing costs are not included.
MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS
Two fundamentally different approaches to monetary policy in the world economy are creating an interaction which is not promoting stable market conditions. The U.S. Federal Reserve is shrinking its balance sheet while the European Central Bank ("ECB") is embarking on a path of monetary expansion. This divergence in policy is putting upward pressure on the U.S. dollar. The potential rise of interest rates in the United States coupled with the end of quantitative easing are contributing factors to the U.S. dollar’s strength. Though most of the rally in the U.S. dollar occurred in the last quarter 2014 and in early 2015, the trend looks set to continue given central bankers, such as, the ECB are still in the early stages of their monetary easing program.
These evolving policy dynamics in the global financial market place will have an indirect impact on gold prices, interest rates and on exchange rates. Market events and conditions may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures and project planning.
GOLD MARKET
In the current market environment, the price of gold is affected by several factors including the U.S. Federal Reserve policy intentions. Expectations of a rate increase by the U.S. Federal Reserve are dampening the prospects of improving gold prices. Continuing declines in the price of gold could make it uneconomical to mine gold in certain regions relative to all-in sustaining costs.
In the second quarter 2015, gold traded between $1,165 and $1,225 per ounce. This range is consistent with the range experienced in 2014. The dominant themes which dictated the movement in the gold price in 2014 remain relevant in 2015, including interest rate expectations from the U.S. Federal Reserve. Continued U.S. economic improvement and the strength of the U.S. dollar this year have combined to reinforce expectations of a U.S. Federal Reserve rate increase. This expectation has driven the price of gold lower. Although other central banks are taking an opposite monetary path from the U.S. Federal Reserve, markets for now appear more under the influence of the U.S. Federal Reserve policy intentions.
The market price of gold is a significant driver of the Company’s financial performance. In the second quarter 2015, the Company sold gold at an average price of $1,194 per ounce, just above the average market price of $1,192 per ounce. Subsequent to the second quarter 2015, gold has traded below $1,100 per ounce. As a result, the Company is reassessing the economics of its capital investments.

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Average market gold price ($/oz)	$1,192	$1,288	$1,206	$1,291
Average realized gold price[1] ($/oz)	$1,194	$1,288	$1,208	$1,287
Closing market gold price ($/oz)			$1,171	$1,315

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

CURRENCY AND OIL PRICE
The U.S. dollar is the Company’s functional currency. The Company's revenue is denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposure is to movements in the Canadian dollar and Euro against the U.S. dollar, which have a direct impact on the Company’s Canadian mining activities and international operations.
The U.S. dollar continued to be strong in the second quarter 2015, from its sharp appreciation in the first quarter 2015. The U.S. dollar traded within a range of 9% against the Euro and a range of more than 7% against the Canadian dollar. Most of the U.S. dollar appeal was the result of diverging monetary policy. The Bank of Canada has an accommodative monetary policy while the ECB started its quantitative easing program in March 2015. Greece’s fragile relationship in the Euro zone continued to be of focus and contributed to the lackluster performance of the Euro.
In the second quarter 2015, the average exchange rates for the Canadian dollar and the Euro to the U.S. dollar were C$1.2291 and $1.1068, respectively. The Company is forecasting exposures of approximately C$130 million and €100 million for the remainder of 2015. These exposures relate to operational and capital expenditures in Canada and West Africa. The Company’s hedging strategy is designed to reduce the exchange rate volatility of these currencies. Refer to Financial condition - market risk section for more information.
In the second quarter 2015, the average price of West Texas Intermediate (WTI) crude oil was $58 per barrel. The global supply surplus continued to keep the price of oil low. The United Nations Security Council and Iran conditionally reached an agreement that will add further supply into the market if oil related sanctions against Iran are lifted.
The Company expects its fuel consumption for the remainder of 2015 to be the equivalent of approximately 0.7 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is to mitigate the price volatility of oil. Refer to Financial condition - market risk section for more information.

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Average rates
Canadian$ / U.S.$	1.2291	1.0901	1.2345	1.0963
U.S.$ / €	1.1068	1.3715	1.1167	1.3709
Closing rates
Canadian$ / U.S.$			1.2490	1.0670
U.S.$ / €			1.1150	1.3693
Average market oil price ($/barrel)	$58	$103	$53	$101
Closing market oil price ($/barrel)			$59	$106
SENSITIVITY IMPACT
The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2015 production levels:

	Change of	Annualized impact on Total Cash Costs[1] by $/oz	Annualized impact on All-in Sustaining Costs[1] by $/oz
Gold price[2]	$100/oz	$4/oz	$4/oz
Oil price	$10/barrel	$13/oz	$14/oz
Canadian$ / U.S.$	$0.10	$12/oz	$19/oz
U.S.$ / €	$0.10	$12/oz	$16/oz

[1]
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Total cash costs and all-in sustaining costs, consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

[2]	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

QUARTERLY UPDATES

OPERATIONS

	Attributable Gold Sales[1] (000s oz)				Average Realized Gold Price[2] ($/oz)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014	2015	2014	2015	2014
Owner-operator	176	164	363	319	$1,194	$1,288	$1,208	$1,287
Joint ventures	19	28	40	49	$1,193	$1,287	$1,209	$1,285
	195	192	403	368	$1,194	$1,288	$1,208	$1,287

[1]	Includes Rosebel and Essakane at 95% and 90%, respectively.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
The table below presents the gold production attributable to the Company, the total cash costs per ounce produced and all-in sustaining costs per ounce sold.

	Gold Production (000s oz)		Total Cash Costs[1] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)
Three months ended June 30,	2015	2014	2015	2014	2015	2014
Continuing operations
Owner-operator
Rosebel (95%)	71	68	$864	$942	$1,104	$1,216
Essakane (90%)	89	92	802	848	1,022	941
Westwood(100%)[3]	23	11	837	490	1,044	693
	183	171	831	861	1,112	1,137
Joint ventures
Sadiola (41%)	17	24	658	949	706	1,050
Yatela (40%)	2	2	976	1,563	1,003	1,910
	19	26	688	1,008	736	1,130
Total commercial operations	202	197	817	881	1,076	1,136
Westwood (100%)	—	9	—	—	—	—
	202	206	817	881	1,076	1,136
Cash costs, excluding royalties			768	818
Royalties			49	63
Total cash costs[1,2]			$817	$881
All-in sustaining costs[1]					$1,076	$1,136

[1]
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

[2]	The total cash costs computation does not include Westwood pre-commercial production for the three months ended June 30, 2014 of 9,000 ounces.

[3]	Amounts for 2014 are related to the Mouska mine, which was closed in the third quarter 2014.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

	Gold Production (000s oz)		Total Cash Costs[1] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)
Six months ended June 30,	2015	2014	2015	2014	2015	2014
Continuing operations
Owner-operator
Rosebel (95%)	147	148	$857	$872	$1,069	$1,117
Essakane (90%)	178	160	781	859	1,004	1,068
Westwood (100%)[3]	45	11	983	490	1,277	814
	370	319	836	852	1,123	1,160
Joint ventures
Sadiola (41%)	36	43	778	1,019	815	1,099
Yatela (40%)	4	6	943	1,556	997	1,896
	40	49	794	1,086	832	1,199
Total commercial operations	410	368	832	883	1,095	1,165
Westwood (100%)	—	10	—	—	—	—
	410	378	832	883	1,095	1,165
Cash costs, excluding royalties			783	819
Royalties			49	64
Total cash costs[1,2]			$832	$883
All-in sustaining costs[1]					$1,095	$1,165

[1]
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

[2]	The total cash costs computation does not include Westwood pre-commercial production for the six months ended June 30, 2014 of 10,000 ounces.

[3]	Amounts for 2014 are related to the Mouska mine, which was closed in the third quarter 2014.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

CAPITAL EXPENDITURES1

Continuing operations	Three months ended June 30,		Six months ended June 30,
($ millions)	2015	2014	2015	2014
Sustaining
Rosebel[2,3,7]	$15.1	$19.0	$28.7	$35.6
Essakane[2,4]	16.0	6.0	29.2	26.9
Westwood	5.3	—	15.5	—
Total gold segments	36.4	25.0	73.4	62.5
Corporate and other	0.2	0.9	0.3	0.9
Total capital expenditures	36.6	25.9	73.7	63.4
Joint ventures[6]	0.7	0.8	1.1	1.1
	$37.3	$26.7	$74.8	$64.5
Development/Expansion (Non-sustaining)
Rosebel	$1.7	$4.9	$3.2	$6.9
Essakane	2.3	13.8	4.4	28.2
Westwood[5]	11.9	19.5	21.2	55.0
Total gold segments	15.9	38.2	28.8	90.1
Côté Gold	1.9	3.5	3.8	4.7
Total capital expenditures	17.8	41.7	32.6	94.8
Joint ventures	0.6	1.5	1.9	5.0
	$18.4	$43.2	$34.5	$99.8
Total
Rosebel	$16.8	$23.9	$31.9	$42.5
Essakane	18.3	19.8	33.6	55.1
Westwood	17.2	19.5	36.7	55.0
Total gold segments	52.3	63.2	102.2	152.6
Corporate and other	0.2	0.9	0.3	0.9
Côté Gold	1.9	3.5	3.8	4.7
Total capital expenditures	54.4	67.6	106.3	158.2
Joint ventures	1.3	2.3	3.0	6.1
	$55.7	$69.9	$109.3	$164.3

[1]	Capital expenditures include cash expenditures for Property, plant and equipment, Exploration and evaluation assets, finance lease payments and are net of proceeds from finance leases.

[2]
On an attributable basis, Rosebel (95%) and Essakane (90%) sustaining capital expenditures for the three months ended June 30, 2015 were $14.3 million and $14.4 million, respectively, and for the six months ended June 30, 2015 were $27.3  million and $26.3 million, respectively.

[3]	Includes capitalized stripping at Rosebel for the three months ended June 30, 2015 of $4.2 million, and for the six months ended June 30, 2015 of $8.4 million.

[4]	Includes capitalized stripping at Essakane for the three months ended June 30, 2015 of $6.0 million, and for the six months ended June 30, 2015 of $12.4 million.

[5]	Excludes inventory and stockpile capitalized costs prior to commercial production.

[6]	Attributable capital expenditures of Sadiola (41%) and Yatela (40%).

[7]	Includes the impact of finance lease principal payments for the three and six months ended June 30, 2015.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Mine operating statistics
Ore mined (000s t)	3,295	3,002	6,836	6,083
Waste mined (000s t)	12,715	11,613	25,232	25,169
Total material mined (000s t)	16,010	14,615	32,068	31,252
Strip ratio[1]	3.9	3.9	3.7	4.1
Ore milled (000s t)	3,080	3,167	6,276	6,313
Head grade (g/t)	0.80	0.74	0.81	0.81
Recovery (%)	95	94	95	94
Gold production - (000s oz)	75	71	155	155
Attributable gold production - 95% (000s oz)	71	68	147	148
Gold sales - (000s oz)	77	78	159	169

Performance measures
Average realized gold price[2] ($/oz)	$1,196	$1,283	$1,210	$1,285
All-in sustaining costs[2] ($/oz)	$1,104	$1,216	$1,069	$1,117
Cash costs[2] excluding royalties ($/oz)	$797	$865	$791	$797
Royalties ($/oz)	$67	$77	$66	$75
Total cash costs[2] ($/oz)	$864	$942	$857	$872

[1]	Strip ratio is calculated as waste mined divided by ore mined.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

Gold production was 75,000 ounces in the second quarter 2015. The increase of 6% compared to the same prior year period was mainly due to the impact of favorable grades and higher recovery, partially offset by lower throughput. Gold grades were 8% higher than the same prior year period as a result of pit sequencing. Favorable recoveries continued in the second quarter 2015 with a 1% improvement compared to the same prior year period due to the optimization of the carbon handling and elution circuits implemented earlier this year. Mill throughput was lower than the same prior year period as the proportion of soft rock milled decreased to 28% in the current quarter compared to 44% in the same prior year period. The Company continues efforts to optimize the mill feed blend as the proportion of soft rock milled continues to decrease.
Total cash costs per ounce produced were $864 in the second quarter 2015. The decrease of 8% compared to the same prior year period was mainly due to favorable grades, lower mining and power costs driven mainly by lower fuel prices, lower mill consumables and the cost improvement programs initiated in 2014.
All-in sustaining costs per ounce sold were $1,104 in the second quarter 2015. The decrease of 9% compared to the same prior year period was mainly due to lower cash costs and lower sustaining capital expenditures. Sustaining capital expenditures in the second quarter 2015 were $15.1 million, a decrease of $3.9 million from the same prior year period.
In the second quarter 2015, sustaining capital expenditures of $15.1 million included mine equipment ($6.4 million), capitalized stripping costs ($4.2 million), capital spares ($2.7 million) and various other sustaining capital expenditures ($1.8 million). Non-sustaining capital expenditures of $1.7 million included $1.1 million for the construction of the tailings dam and $0.6 million for the tailings pump upgrade.
Outlook
The Company maintains Rosebel's 2015 attributable production guidance of between 290,000 and 300,000 ounces. The Company maintains Rosebel's 2015 capital expenditure guidance of $80.0 million, which includes sustaining capital of $70.0 million and non-sustaining capital of $10.0 million.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Mine operating statistics
Ore mined (000s t)	2,807	3,546	5,474	6,322
Waste mined (000s t)	9,654	7,147	19,062	16,697
Total material mined (000s t)	12,461	10,693	24,536	23,019
Strip ratio[1]	3.4	2.0	3.5	2.6
Ore milled (000s t)	2,763	3,725	5,289	6,609
Head grade (g/t)	1.23	0.96	1.28	0.93
Recovery (%)	91	90	91	90
Gold production - (000s oz)	99	102	198	178
Attributable gold production - 90% (000s oz)	89	92	178	160
Gold sales - (000s oz)	86	94	177	166

Performance measures
Average realized gold price[2] ($/oz)	$1,192	$1,290	$1,203	$1,289
All-in sustaining costs[2] ($/oz)	$1,022	$941	$1,004	$1,068
Cash costs[2] excluding royalties ($/oz)	$761	$796	$738	$806
Royalties ($/oz)	$41	$52	$43	$53
Total cash costs[2] ($/oz)	$802	$848	$781	$859

[1]	Strip ratio is calculated as waste mined divided by ore mined.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

Gold production was 99,000 ounces in the second quarter 2015. The decrease of 3% compared to the same prior year period was mainly due to the proportion of soft rock in the mill feed which fell to 18% from 29% in the same prior year period resulting in a 26% decrease in throughput,which was partially offset by a 28% improvement in head grade. Mill recovery improved by 1% compared to the same prior year period due to the optimization of carbon handling and the elution circuit.
In June 2015, mining commenced at the long-haul Falagountou pit with 278,000 tonnes mined in the month, half of which was ore. The favorable strip ratio helped to offset the higher proportion of waste mined in the Essakane Main Zone pit ("EMZ"). The Falagountou deposit contains indicated resources of 12.5 million tonnes averaging 1.52 grams of gold per tonne ("g/t Au") for 0.61 million ounces of contained gold (see news release dated April 23, 2015).
Total cash costs per ounce produced were $802 in the second quarter 2015. The decrease of 5% compared to the same prior year period was mainly due to higher grades, favorable fuel prices, lower mill consumables and lower royalties driven by the lower gold price, partially offset by an increased proportion of waste material mined and harder rock milled.
All-in sustaining costs per ounce sold were $1,022 in the second quarter 2015. The increase of 9% compared to the same prior year period was mainly due to an increase in sustaining capital spending coupled with lower gold sales. Sustaining capital expenditures in the second quarter 2015 were $16.0 million, an increase of $10.0 million from the same prior year period.
In the second quarter 2015, sustaining capital expenditures of $16.0 million included capitalized stripping costs ($6.0 million), mine equipment ($4.3 million) and various other sustaining capital expenditures ($5.7 million). Non-sustaining capital expenditures of $2.3 million were primarily related to the river diversion and village relocation project.
Outlook
The Company maintains Essakane's 2015 attributable production guidance of between 360,000 and 370,000 ounces. The Company maintains Essakane's 2015 capital expenditure guidance of $60.0 million, which includes sustaining capital of $55.0 million and non-sustaining capital of $5.0 million.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

Canada – Westwood (IAMGOLD interest – 100%)
Summarized Results

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Westwood operating statistics
Ore mined (000s t)	99	25	217	64
Ore milled (000s t)	103	33	218	35
Head grade (g/t)	7.06	9.41	6.66	9.59
Recovery (%)	96	93	96	93
Pre-commercial gold production - (000s oz)	—	9	—	10
Pre-commercial gold sales - (000s oz)	—	6	—	11
Commercial gold production - (000s oz)	23	—	45	—
Commercial gold sales - (000s oz)	26	—	53	—
Westwood performance measures
Average realized gold price[1] ($/oz)	$1,198	—	$1,216	—
All-in sustaining costs[1] ($/oz)	$1,044	—	$1,277	—
Cash costs[1] excluding royalties ($/oz)	$837	—	$983	—
Royalties ($/oz)	$—	—	$—	—
Total cash costs[1] ($/oz)	$837	—	$983	—
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

In the second quarter 2015, Westwood produced 23,000 ounces of gold. Production was below expectation as a result of the Seismic Event that occurred on May 26, 2015, which caused mining in June to be significantly reduced. The Company remains committed to the development of the Westwood mine, and is taking action to optimize the future development of the resource. Total cash costs per ounce produced and all-in sustaining costs per ounce sold were $837 and $1,044, respectively. In accordance with International Financial Reporting Standards, the Company reduced the costs attributed to inventory by $5.4 million to normalize for the amount of fixed overhead allocated on a per unit basis as a consequence of  the low quarterly production. As a result, cash costs and all-in sustaining costs  were reduced by $244 per ounce produced and $207 per ounce sold, respectively.
In the second quarter 2015, capital expenditures of $17.2 million included underground development ($14.4 million), fixed equipment ($0.9 million), underground construction ($1.1 million) and development drilling ($0.8 million). A total of $11.9 million was classified as non-sustaining capital related to development of sectors that are not in commercial production.
Outlook
Westwood’s gold production in the second half of the year is expected to be lower relative to the first half due to the change in mine sequencing resulting from the Seismic Event that occurred in May 2015. While mining continues in the unaffected areas, the Company will proceed at a pace of underground development that is safe and that optimizes the future development of the resource. Gold production is expected to range between 60,000 to 75,000 ounces in 2015. Cash costs are expected to be adversely impacted by the lower production profile and the Company expects Westwood's all-in sustaining costs for 2015 to be in the range of $1,300 to $1,400 per ounce.
Mouska
There was no production from Mouska in the second quarter 2015 as mining and milling operations ceased in 2014 when the mine reached end of life. In the same prior year period, Mouska produced 11,000 ounces and sold 5,000 ounces of gold at a cash cost of $490 per ounce produced and an all-in sustaining cost of $693 per ounce sold.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

Mali – Sadiola Mine (IAMGOLD interest – 41%)
Summarized Results 41% Basis

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Mine operating statistics
Total material mined (000s t)	1,521	926	3,014	2,941
Ore milled (000s t)	511	525	982	961
Head grade (g/t)	1.14	1.39	1.18	1.39
Recovery (%)	95	94	94	93
Attributable gold production - (000s oz)	17	24	36	43
Attributable gold sales - (000s oz)	17	26	36	43

Performance measures
Average realized gold price[1] ($/oz)	$1,193	$1,287	$1,209	$1,284
All-in sustaining costs[1] ($/oz)	$706	$1,050	$815	$1,099
Total cash costs[1] ($/oz)	$658	$949	$778	$1,019

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
Attributable gold production was 17,000 ounces in the second quarter 2015. The decrease of 29% compared to the same prior year period was mainly due to a reduction in grades and throughput partially offset by favorable recoveries.
Total cash costs per ounce produced were $658 in the second quarter 2015. The decrease of 31% compared to the same prior year period was mainly due to the realization of lower fuel and consumables prices and favorable foreign exchange rates.
All-in sustaining costs per ounce sold were $706 in the second quarter 2015. The decrease of 33% compared to the same prior year period was mainly due to lower cash costs.
In light of the present gold price environment, the Company is reviewing all its capital spending programs, including future development projects. Therefore, negotiations related to the potential acquisition of AngloGold Ashanti’s share of Sadiola and plans for its future expansion have been suspended. The Company expects to continue mining and processing the oxides well into 2016, and the site has initiated a reverse circulation drilling program to evaluate remnant oxide targets, which, given their potential to add incremental resources, could extend the current operations.
Mali – Yatela Mine (IAMGOLD interest – 40%)
The Yatela mine produced and sold 2,000 ounces in the second quarter 2015 and in the same prior year period as operations continued to wind down. Minimal stacking activity took place in the second quarter 2015.
EXPLORATION
The Company was active at brownfield and greenfield exploration projects in eight countries located in West Africa and the Americas.
In the second quarter 2015, expenditures for exploration and project studies totaled $13.6 million, of which $8.0 million was expensed and $5.6 million was capitalized. The decrease of $6.6 million in total exploration expenditures was due to timing issues with certain programs and re-prioritizing of planned expenditures when compared to the same prior year period. Drilling activities on active projects and mine sites totaled approximately 58,300 metres for the second quarter 2015.

	Three months ended June 30,		Six months ended June 30,
($ millions)	2015	2014	2015	2014
Exploration projects - greenfield	$5.2	$8.8	$12.6	$14.7
Exploration projects - brownfield[1]	5.2	6.6	10.1	13.1
	10.4	15.4	22.7	27.8
Côté Gold studies, including feasibility	2.1	4.7	4.1	6.3
Other studies	1.1	0.1	1.2	0.1
	$13.6	$20.2	$28.0	$34.2

[1]
Exploration projects - brownfield for the second quarter 2015 and 2014 exclude expenditures related to joint ventures of $nil million and $0.2 million, respectively, and includes near-mine exploration and resource development of $3.6 million and $4.1 million, respectively.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

OUTLOOK - 2015
The Company maintains its 2015 exploration guidance of $56 million.
The 2015 resource development and exploration program includes approximately 220,000 to 240,000 metres of reverse circulation and diamond drilling.

($ millions)	Capitalized	Expensed	Total
Exploration projects - greenfield	$—	$26	$26
Exploration projects - brownfield[1]	11	9	20
	11	35	46
Côté Gold studies, including feasibility	5	—	5
Other studies	—	5	5
	5	5	10
	$16	$40	$56

[1]	Exploration projects - brownfield exclude planned expenditures related to Sadiola of $1.0 million and include planned near-mine exploration and resource development of $11.0 million.
CÔTÉ GOLD PROJECT, CANADA
During the first quarter 2014 an internal study was completed recommending a budget of $25.1 million which was approved by the Board of the Company to perform a feasibility study, and which is anticipated to be completed by the first quarter 2017.
The Company continued to advance the feasibility study by conducting permitting activities and technical studies during the quarter. Expenditures in 2015 are expected to total $5.0 million.
The Company wishes to confirm that mineral reserves have not yet been declared for the Côté Gold project.
In the second quarter 2015, work continued to integrate assay and logging data from the nearly 5,200 metres of delineation diamond drilling completed earlier in 2015, as well as data from the re-logging program of historical drill holes. The objective of this program is to provide detailed information on continuity and controls on mineralization in order to improve the resource model for use in a revised resource estimate to support ongoing evaluation studies.
Regional exploration activities continue to develop and assess exploration targets within the 516 square kilometre property surrounding the Côté Gold deposit. Seasonal field programs to validate and prioritize identified targets for future drilling programs commenced during the second quarter 2015.
Côté Gold is an attractive long-term asset which is expected to strengthen the Company’s production pipeline.
BROWNFIELD EXPLORATION PROJECTS
The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during the second quarter 2015 at the Rosebel, Essakane and Westwood operations.
Rosebel, Suriname
In the second quarter 2015, approximately 9,050 metres of reverse circulation drilling and diamond drilling were completed on the Rosebel mine lease and surrounding mineral concessions. The program continued to focus on evaluating exploration targets in the vicinity of operations and on the Sarafina Option property to support the ongoing strategic objective to discover and outline additional soft and transition mineral resources. Results are assessed on an ongoing basis to help guide further drilling programs.
The Company continues to identify and evaluate possible transactions for other prospective properties with discovery potential for higher grade, softer rock mineral resources in the area of the Rosebel operations.
Essakane, Burkina Faso
In the second quarter 2015, approximately 12,500 metres of reverse circulation drilling and diamond drilling were completed on the mine lease and surrounding exploration concessions. This included approximately 10,300 metres of resource development drilling to infill and expand resources at the N1 satellite pit located approximately 400 metres northwest of the EMZ. The results of the drilling program will be incorporated into the year end resource estimate for the Essakane operation.
On April 23, 2015, the Company announced an updated NI 43-101 compliant resource estimate for the Falagountou deposit located about 8 kilometres south east of the Essakane main pit. The updated resource estimate incorporates assay results from an additional 165 reverse circulation and diamond infill drill holes totaling 15,065 metres, which were completed since the reported December 31, 2014 resource and reserve estimate. The indicated resource increased by 84% from 333,000 contained ounces to 613,000 contained ounces and the average grade increased by 10% from 1.38 to 1.52 g/t Au. The estimated indicated resource for Essakane, which includes the Falagountou deposit, increased by 6% from 4.7 million contained ounces to 5.0 million contained ounces at a grade of 1.2 g/t Au. Further drilling is planned at the Falagountou deposit to test potential extensions to mineralization identified from the infill drilling program.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

On the surrounding exploration concessions, ongoing drilling campaigns totaling nearly 2,200 metres of reverse circulation drilling and diamond drilling have been completed on priority targets and mineral prospects. The results are being assessed as they are received and will be used to guide future exploration as merited. Regional aircore drill sampling continues on selected areas with the objective to identify additional target areas for further exploration.
Westwood, Canada
In the second quarter 2015, underground excavation totaled just over 4,800 metres of lateral and vertical developments, and 18,400 metres of underground resource development diamond drilling were completed. The diamond drilling program continues to upgrade the existing inferred mineral resources to the indicated mineral category, as well as continuing definition work on ore zones which were scheduled to be mined.
GREENFIELD EXPLORATION PROJECTS
In addition to the mine site and brownfield exploration programs described above, the Company conducted active drilling programs on a number of early to advanced stage greenfield exploration projects during the second quarter 2015. Highlights include:
Boto, Senegal
The Boto Gold project hosts an indicated resource of 22.8 million tonnes averaging 1.68 g/t Au for 1.23 million ounces and an inferred resource of 11.0 million tonnes averaging 1.80 g/t Au for 635,000 ounces effective December 31, 2014 (refer to news release dated February 18, 2015).
In the second quarter 2015, approximately 1,150 metres of diamond drilling were completed to provide geotechnical information in areas of proposed mine infrastructure. On July 20, 2015, the Company reported results from the final 26 drill holes, further confirming continuity of mineralization with frequent high grades over wide intervals, and indicating that the deposit appears open at depth. Highlights of these final results include 36 metres grading 3.59 g/t Au, including 7 metres grading 9.46 g/t Au and 25 metres grading 4.26 g/t Au, including 8 metres grading 8.8 g/t Au. The results continue to confirm continuity of mineralization within the current Malikoundi resource area, including significant intersections from the projected depth extension. These results along with the remaining pending assay results will be used to update the resource estimate for use in ongoing evaluation studies.
Metallurgical composite samples were also prepared from selected core samples and have been forwarded to Canada for metallurgical test work scheduled for the third quarter 2015.
Siribaya Joint Venture, Mali
The Siribaya exploration project in Mali is operated by IAMGOLD under a 50:50 joint venture with Merrex Gold Inc. ("Merrex"). In the second quarter 2015, approximately 4,600 metres of diamond and reverse circulation drilling were completed, as part of an infill drilling program on the newly discovered Diakha prospect. Drilling activities have now ceased with the approach of the seasonal rains. Initial assay results from the 2015 drilling program were reported by Merrex on June 11, 2015. Reported highlights include: 40 metres grading 2.52 g/t Au, including 9 metres grading 8.83 g/t Au from diamond drill hole SRD15-156 and 38 metres grading 2.52 g/t Au, including 10 metres grading 5.70 g/t Au from reverse circulation hole SRC15-539. Further assay results are pending and will be reported as they are received and validated.
The focus of the 2015 program is the completion of a delineation drilling program at the Diakha discovery in order to advance towards the completion of a maiden resource estimate as warranted.
Pitangui, Brazil
The resource delineation drilling program initiated in 2014 continued through the second quarter 2015 on the newly discovered São Sebastião deposit on the Company’s wholly-owned Pitangui project in Minas Gerais state, Brazil. Reported mineral resources comprise an inferred resource of 4.07 million tonnes grading 4.88 g/t Au for 0.64 million contained ounces (effective January 9, 2014).
In the second quarter 2015, approximately 4,000 metres of diamond drilling were completed. The program continued to focus on upgrading resources within the core area of the São Sebastião resource on 50 x 50 metre drill hole spacing. Further assay results were reported on July 7, 2015, including highlights of: 11.98 metres grading 6.84 g/t Au from drill hole FJG-086, including 3.45 metres grading 17.02 g/t Au; 7.38 metres grading 8.12 g/t Au from drill hole FJG-088 and 7.61 metres grading 9.78 g/t Au from drill hole FJG-105, including 4.35 metres grading 16.56 g/t Au.
The infill drilling program was completed in the second quarter and remaining assay results will be incorporated in an updated resource model once received and validated.
Monster Lake Joint Venture, Canada
The Monster Lake project, located 50 kilometres southwest of Chibougamau, is held under an earn-in option to joint venture agreement with TomaGold Corporation (“TomaGold”), whereby the Company may earn a 50% interest in the Monster Lake, Winchester and Lac à l´eau Jaune properties by completing scheduled cash payments and exploration expenditures totaling $17.6 million over five and a half years.
In the second quarter 2015, the Company completed nearly 2,700 metres of diamond drilling as part of its 2015 winter drilling program in which 21 drill holes totaling nearly 7,800 metres were completed. On June 25, 2015, the Company reported all assay

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

results from the winter drilling program, including highlights of: 1.46 metres grading 18.80 g/t Au from drill hole ML15-134; 3.41 metres grading 4.51 g/t Au and 10.72 metres grading 3.64 g/t Au from drill hole ML15-147; and 5.72 metres grading 4.21 g/t Au from drill hole ML15-152.
During the second quarter 2015, seasonal field activities comprised of geological mapping, prospecting and ground geophysical surveys were initiated to assess and prioritize identified target areas for future drilling program as results merit.
Eastern Borosi Joint Venture, Nicaragua
The 176 square kilometre Eastern Borosi project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). Signed on May 26, 2014, the Company may earn up to a 70% interest in the project by completing scheduled cash payments and exploration work expenditures totaling $10.9 million over six years.
In the second quarter 2015, approximately 3,340 metres of diamond drilling were completed to drill test selected gold-silver vein systems. Assay results reported by Calibre include: 9.92 metres grading 5.36 g/t Au and 194.6 g/t Au from drill hole BL15-006: 2.60 metres grading 9.01 g/t Au and 949.1 g/t Ag from drill hole BL15-011, both testing the Blag vein and 1.39 metres grading 98.72 g/t Au and 49.10 g/t Ag from drill hole GP15-034 and 7.08 metres grading 6.26 g/t Au and 41.4 g/t Ag from drill hole GP15-037 testing the Guapinol and Vancouver veins (see Calibre news releases dated April 27, May 6 and June 11, 2015). The planned 2015 exploration drilling program is now complete and the results will be assessed to guide future programs.
Caramanta Joint Venture, Colombia
In the second quarter 2015, efforts continued towards obtaining permitting approval to allow drilling on the El Reten and Ajiaco Sur discoveries. Although the application has been filed and numerous stakeholder consultations held, it is uncertain when drill permits will be granted. Should the permitting process not progress satisfactorily, the Company will assess its continued participation in the project.
QUARTERLY FINANCIAL REVIEW

	2015		2014				2013
($ millions, except where noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues from continuing operations	$226.5	$244.7	$272.5	$286.7	$231.4	$217.3	$195.1	$245.5
Net earnings (loss) from continuing operations[1,2]	$(20.3)	$(12.6)	$(147.8)	$(79.3)	$(21.4)	$(13.1)	$(883.6)	$17.4
Net earnings from discontinued operations	$—	$40.6	$26.7	$12.0	$6.2	$17.8	$3.5	$10.1
Net earnings (loss)	$(20.3)	$28.0	$(121.1)	$(67.3)	$(15.2)	$4.7	$(880.1)	$27.5
Net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD	$(19.7)	$24.1	$(122.0)	$(72.5)	$(16.0)	$3.7	$(840.3)	$25.3
Basic earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.05)	$0.06	$(0.32)	$(0.19)	$(0.04)	$0.01	$(2.23)	$0.07
Diluted earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.05)	$0.06	$(0.32)	$(0.19)	$(0.04)	$0.01	$(2.23)	$0.07

[1]
In the fourth quarter 2014, Net loss from continuing operations included an increase of $39.6 million in the asset retirement provision at closed sites and unrealized losses of $49.1 million on non-hedge derivatives.

[2]	In the fourth quarter 2013, Net loss from continuing operations included an after-tax impairment charge of $256.7 million on Goodwill and $516.1 million on Property, plant and equipment.
FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
At June 30, 2015, the Company had $836.4 million in cash, cash equivalents and gold bullion at market value.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

Gold Bullion		June 30, 2015	December 31, 2014
Ounces held	(oz)	134,737	134,737
Weighted average acquisition cost	($/oz)	$720	$720
Acquisition cost	($ millions)	$96.9	$96.9
Spot price for gold, end of the period	($/oz)	$1,171	$1,206
Market value, end of the period	($ millions)	$157.8	$162.5
In the six months ended June 30, 2015, the Company completed the sale of Niobec for preliminary estimated gross proceeds of $502.6 million as the amount is subject to certain working capital adjustments, issued 13.8 million flow-through common shares for net proceeds of $39.3 million and sold its Diavik royalty interest for total proceeds of $56.8 million, including a cash portion of $52.5 million.
Working capital1 as of June 30, 2015 was $859.9 million, up $70.3 million compared to December 31, 2014 due to lower current liabilities ($183.0 million), partially offset by lower current assets ($112.7 million). The increase is mainly due to the closing of the sale of Niobec in January 2015 and lower accounts payable.
Current assets as of June 30, 2015 were $1,072.0 million, down $112.7 million compared to December 31, 2014 mainly due to the classification of the Niobec operation as assets held for sale in current assets at December 31, 2014 ($628.5 million) and a decrease in receivables and other current assets ($15.6 million), substantially offset by an increase in cash and cash equivalents ($520.1 million) mainly from the sale of Niobec.

Working Capital		June 30, 2015	December 31, 2014
Working capital[1]	($ millions)	$859.9	$789.6
Current working capital ratio[2]		5.1	3.0

[1]	Working capital is defined as current assets less current liabilities.

[2]	Current working capital ratio is defined as current assets divided by current liabilities.
As of June 30, 2015, no funds were drawn against the Company’s $500.0 million unsecured revolving credit facility. The Company is in discussions to renew and extend this credit facility. The amount and the terms and conditions could vary from those in the current agreement.
At June 30, 2015, the Company had committed $57.1 million of its $75.0 million letters of credit facility for the guarantee of certain asset retirement obligations.
On January 15, 2014, the Company filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities up to $1.0 billion. This renewal has a life of 25 months and may be utilized to fund ongoing operations and/or capital requirements, reduce the level of indebtedness outstanding from time to time, fund capital programs, potential future acquisitions and for general corporate purposes. The renewal is subject to compliance with the covenants of the unsecured revolving credit facility. The issuance of securities in the public markets or to private investors for liquidity enhancement on acceptable terms could be affected by many factors, including but not limited to general market conditions and the prevailing gold price.
The indenture governing the Company's $644.6 million senior unsecured debt contains a restriction on the use of proceeds from the sale of qualifying assets. This restriction requires the Company to invest the net proceeds back into the business within 365 days, with the option to extend another 180 days in certain cases. Investments include acquisitions and capital expenditures.
CONTRACTUAL OBLIGATIONS
Contractual obligations as of June 30, 2015 were $1,002.7 million and included contractual cash flows on senior unsecured notes, finance leases and capital expenditure and purchase obligations. These obligations will be met through available cash resources and net cash from operating activities.
The Company holds hedge and non-hedge derivative contracts that are included in the summary of outstanding derivative contracts in the Financial condition - Market risk section.
MARKETABLE SECURITIES
Investments in marketable securities are recorded at fair value. The Company adopted IFRS 9 - Financial Instruments, as amended November 2013 ("IFRS 9 (2013)") in the second quarter 2014 and all previously recognized impairments were reclassified to Other comprehensive income ("OCI") as an adjustment to opening components of equity as at January 1, 2014. Refer to note 2(e) in the Company's consolidated interim financial statements.
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
Associates (Galane Gold Ltd. and INV Metals Inc.) and joint ventures (Sadiola and Yatela) are included in the Consolidated balance sheets as Investments in associates and joint ventures. The Company’s share of earnings (loss) from associates and joint ventures

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

is included in the Consolidated statements of earnings as Share of net earnings (loss) from investments in associates and joint ventures, net of income taxes.
In the second quarter 2015, the Company reviewed its investments in associates for objective evidence of impairment and determined that no impairments existed. For investments in joint ventures, if the Company is made aware of significant events or transactions which were not reflected in the Company’s share of net earnings (loss) from its joint ventures, adjustments will be made to the consolidated interim financial statements.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types and degree of market risk which may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
CURRENCY EXCHANGE RATE RISK
The Company’s objective is to hedge a portion of its exposure to Canadian dollars and Euros resulting from operating and capital expenditure requirements at Rosebel, Essakane, Westwood and the Corporate offices.
OIL OPTION CONTRACTS AND FUEL MARKET PRICE RISK
Diesel is a key input to extract tonnage, in some cases, to wholly or partially power operations. Since diesel is produced by the refinement of crude oil, changes in the price of oil directly impact diesel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.
The Company's 2015 outlook for the average crude oil price is $73 per barrel. This considers the hedged price of derivative contracts associated with the Company's estimated hedge ratio of 78% of oil consumption, along with the remaining consumption at forecasted prices. Depending upon the terms of contractual supply agreements for oil with select host countries, the Company may experience a lag in recognizing the effect of a change in oil prices as compared to spot oil prices due to the timing of pricing reviews.
SUMMARY OF OUTSTANDING HEDGE AND NON-HEDGE DERIVATIVE CONTRACTS
The Company has entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, Euros and oil equivalents.
At June 30, 2015, the Company’s outstanding hedge and non-hedge derivative contracts from continuing operations were as follows:

Contracts	2015	2016	2017
Foreign Currency
Canadian dollar contracts (millions of C$)	60	90
Contract rate range (C$/$)	1.12 - 1.17	1.12 - 1.29
Hedge ratio[1]	46%	30%

Euro contracts (millions of €)	48	18
Contract rate range ($/€)	1.21 - 1.29	1.08 - 1.15
Hedge ratio[1]	47%	10%
Commodities
Crude oil contracts (thousands of barrels)	570	1,101	786
Contract price range ($/barrel of crude oil)	75 - 95	68 - 95	71 - 95
Hedge ratio[1]	81%	74%	51%

[1]	Hedge ratio is calculated by dividing the amount (in foreign currency or commodity units) of outstanding derivative contracts by total foreign exchange and commodity exposures.
SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	June 30, 2015	August 4, 2015
Common Shares	391.4	391.4
Share options	5.5	5.4

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

CASH FLOW

	Three months ended June 30,		Six months ended June 30,
($ millions)	2015	2014	2015	2014
Net cash from (used in) per consolidated interim financial statements:
Operating activities	$31.7	$96.8	$61.7	$124.9
Investing activities	(55.7)	(110.5)	447.9	(214.8)
Financing activities	(23.8)	(5.1)	8.1	(6.8)
Effects of exchange rate fluctuation on cash and cash equivalents	(2.8)	(0.9)	(9.6)	(5.4)
Increase (decrease) in cash and cash equivalents	(50.6)	(19.7)	508.1	(102.1)
Cash and cash equivalents, beginning of the period	729.2	139.9	158.5	222.3
Cash and cash equivalents held for sale, beginning of the period	—	—	12.0	—
Cash and cash equivalents, end of the period	$678.6	$120.2	$678.6	$120.2
OPERATING ACTIVITIES
Net cash from operating activities for the second quarter 2015 was $31.7 million, down $65.1 million or 67% from the same prior year period. The decrease was mainly due to higher receivables ($16.0 million), higher inventory ($24.3 million), net settlement of derivatives ($7.4 million) and lower earnings from operations following the sale of Niobec, partially offset by lower income taxes paid ($4.8 million).
INVESTING ACTIVITIES
Net cash used in investing activities for the second quarter 2015 was $55.7 million, down $54.8 million from the same prior year period. The improvement was mainly due to the lower spending on Property, plant and equipment ($74.9 million) and dividends received from related parties ($4.1 million), partially offset by lower proceeds from the sale and leaseback of equipment ($25.1 million), compared to the same prior year period.
FINANCING ACTIVITIES
Net cash used in financing activities for the second quarter 2015 was $23.8 million, up $18.7 million from the same prior year period. The increase was mainly due to higher interest expense ($14.2 million), repayment of finance leases ($2.0 million) and higher dividends paid to non-controlling shareholders ($1.0 million).
DISCONTINUED OPERATIONS
On January 22, 2015, the Company completed the sale of Niobec. On closing, the Company received $502.6 million in cash, including preliminary working capital adjustments. The sale of Niobec included an adjacent rare earth element ("REE") deposit of which a 2% royalty on gross proceeds will be payable to the Company on any REE production.
Net earnings of $2.8 million from Niobec up until the date of disposal were disclosed as Net earnings from discontinued operations net of income taxes in the Consolidated statements of earnings as at June 30, 2015. As at June 30, 2015, the determination of the working capital adjustments is based on preliminary estimates that are subject to change and may impact the after-tax gain on sale in future periods.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2014 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded the Company’s disclosure controls and procedures were effective as of December 31, 2014 in providing reasonable assurance the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2014 evaluation, there have been no material changes to the Company’s disclosure controls and procedures and their design remains effective.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures which:

•	pertain to the maintenance of records which accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions which could have a material effect on the consolidated interim financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as at December 31, 2014 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded the Company’s internal control over financial reporting were effective as at December 31, 2014.
There have been no material changes in the Company’s internal control over financial reporting or in other factors that could affect internal controls during the second quarter 2015 and their design remains effective.
LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company’s consolidated interim financial statements are reflected in note 3(t) of the Company’s audited annual consolidated financial statements for the year ended December 31, 2014.
Qualified Person and Technical information
The technical and scientific information disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results reported for exploration projects or supporting  resource and reserve estimates discussed in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the local geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are  1.0 to 1.5 metre in length and RC holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
FUTURE ACCOUNTING POLICIES

For a discussion of future accounting policies that may impact the Company, refer to note 3 of the Company’s consolidated interim financial statements.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.
IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.
These practices ensure management is forward looking in its assessment of risk. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors' level.
The Company’s view of risks is not static. An important component of its ERM approach is to ensure that key risks that are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest AIF, filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The AIF, which in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, is available upon request from the Company, and is incorporated by reference into this MD&A.
NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.
EARNINGS FROM CONTINUING MINING OPERATIONS
This measure is intended to enable management to better understand the earnings generated by operating mine sites before adjustments for corporate costs and non-operating charges and income. The measure is the difference between IFRS reported revenues and cost of sales, which includes revenues from all gold and royalties, direct costs, and production related allocated costs and depreciation.

	Three months ended June 30,		Six months ended June 30,
($ millions)	2015	2014	2015	2014
Continuing operations
Revenues	$226.5	$231.4	$471.2	$448.7
Cost of sales	228.8	206.8	460.5	392.0
Earnings (loss) from continuing mining operations	$(2.3)	$24.6	$10.7	$56.7
GOLD MARGIN
The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.
In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cut-off grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.
The gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

____________________

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

	Three months ended June 30,		Six months ended June 30,
($/oz of gold)	2015	2014	2015	2014
Average realized gold price[1]	$1,194	$1,288	$1,208	$1,287
Total cash costs[2,3]	817	881	832	883
Gold margin	$377	$407	$376	$404

[1]	Refer to the section below.

[2]	Refer to page 25 for calculation.

[3]	Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD
This measure is intended to enable management to understand the average realized price of gold sold to third parties in each reporting period after removing the impact of non-gold revenues and by-product credits.
The average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2015	2014	2015	2014
Continuing operations
Revenues	$226.5	$231.4	$471.2	$448.7
Royalty revenues	(0.1)	(2.3)	(0.2)	(4.7)
By-product credits	(0.5)	(0.3)	(1.2)	(0.5)
Gold revenue - owner-operator	$225.9	$228.8	$469.8	$443.5
Gold sales - owner-operator (000s oz)	189	177.0	389	344.0
Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,194	$1,288	$1,208	$1,287
Gold revenue - joint venture mines	$22.8	$35.9	$48.2	$62.6
Gold sales - joint venture mines (000s oz)	19	28	40	49
Average realized gold price per ounce[1] - joint venture mines ($/oz)	$1,193	$1,287	$1,209	$1,285
Average realized gold price per ounce[1,2] ($/oz)	$1,194	$1,288	$1,208	$1,287

[1]	Average realized price per ounce sold may not calculate based on amounts presented in this table due to rounding.

[2]	Average realized gold price per ounce sold, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
ADJUSTED NET EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS
Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings attributable to equity holders of IAMGOLD represents net earnings attributable to equity holders excluding certain impacts, net of taxes, such as write-down of assets, gains or losses on sales of assets, unrealized non-hedge derivative gains or losses, interest expense which is unrelated to financing working capital, foreign exchange gains or losses, restructuring charges, and changes in estimates of asset retirement obligations at closed sites. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

The following table provides a reconciliation of earnings (loss) from continuing operations before income taxes and non-controlling interests as per the Consolidated statements of earnings, to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2015	2014	2015	2014
Earnings (loss) from continuing operations before income taxes and non-controlling interests	$(13.6)	$(16.1)	$(4.4)	$(20.1)
Adjusted items:
Changes in estimates of asset retirement obligations at closed sites	(4.2)	3.1	2.6	7.3
Unrealized derivatives gain	(15.0)	(4.6)	(8.1)	(2.6)
Write-down of assets	2.4	9.2	3.4	11.1
Restructuring and other charges	0.3	0.8	0.9	3.0
Interest expense on senior unsecured notes	—	—	—	0.3
Foreign exchange (gain) loss	(1.2)	(0.9)	(2.8)	0.7
(Gain) loss on sale of assets	0.2	1.5	(42.8)	1.2
Yatela closure provision	—	9.3	—	9.3
Gain on repurchase of senior unsecured notes	—	—	(0.9)	—
Reversal of impairment of investments in associates	—	—	—	(3.4)
Impact of the Seismic Event at Westwood	5.4	—	5.4	—
	(12.1)	18.4	(42.3)	26.9
Adjusted earnings (loss) from continuing operations before income taxes and non-controlling interests	(25.7)	2.3	(46.7)	6.8
Income taxes	(6.7)	(5.3)	(28.5)	(14.4)
Tax adjustments	1.0	4.2	18.2	11.1
Non-controlling interests	0.6	(0.8)	(3.3)	(1.8)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$(30.8)	$0.4	$(60.3)	$1.7
Basic weighted average number of common shares outstanding (millions)	391.4	376.8	388.3	376.7
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.08)	$—	$(0.16)	$—
Including discontinued operations
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	(30.8)	0.4	(60.3)	1.7
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	—	6.2	40.6	24.0
Adjusting items:
Gain on disposal of discontinued operations	—	—	(37.8)	—
Other	—	2.3	—	1.1
Tax adjustments on discontinued operations	—	(0.1)	—	(5.9)
Adjusted net earnings (loss) including discontinued operations	$(30.8)	$8.8	$(57.5)	$20.9
Basic weighted average number of common shares outstanding (millions)	391.4	376.8	388.3	376.7
Adjusted net earnings (loss) including discontinued operations per share	$(0.08)	$0.02	$(0.15)	$0.06
Effective adjusted tax rate (%)	(22)%	50%	(22)%	50%

After adjusting reported income from continuing operations for those items not considered representative of the Company's core business or indicative of future continuing operations, the Company had an adjusted loss from continuing operations of $30.8 million in the second quarter 2015. Although it may be reasonable to expect a tax benefit on the adjusted loss, a tax expense results because the recent history of losses does not satisfy the criteria for the recognition of certain tax benefits and related deferred tax assets.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

TOTAL CASH COSTS PER OUNCE PRODUCED
The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.
Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. The Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized hedge and non-hedge derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.
The measure, along with revenues, is considered to be one of the key indicators of a Company’s ability to generate operating earnings and cash flow from its mining operations. These total cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.
The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated interim financial statements.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2015	2014	2015	2014
Continuing operations
Cost of sales[1], excluding depreciation expense	$162.4	$160.5	$331.8	$307.8
Less: cost of sales for non-gold segments[2], excluding depreciation expense	1.0	1.1	1.5	1.7
Cost of sales for gold segments, excluding depreciation expense	161.4	159.4	330.3	306.1
Adjust for:
By-product credit (excluded from cost of sales)	(0.5)	(0.3)	(1.2)	(0.5)
Stock movement	7.4	9.2	7.2	1.6
Other mining costs[3]	(5.1)	(9.1)	(5.2)	(13.2)
Cost attributed to non-controlling interests[4]	(11.2)	(12.1)	(22.1)	(22.1)
	(9.4)	(12.3)	(21.3)	(34.2)
Total cash costs - owner-operator mines	$152.0	$147.1	$309.0	$271.9
Attributable gold production[5] - owner-operator (000s oz)	183	171	370	319
Total cash costs[6,7] - owner-operator mines ($/oz)	$831	$861	$836	$852
Total cash costs - joint venture mines	$13.2	$26.1	$31.8	$52.8
Attributable gold production - joint venture mines (000s oz)	19	26	40	49
Total cash costs[6,7] - joint venture mines ($/oz)	$688	$1,008	$794	$1,086
Total cash costs[6,7]	$165.2	$173.2	$340.8	$324.7
Total attributable gold production[5] (000s oz)	202	197	410	368
Total cash costs[6,7,8]($/oz)	$817	$881	$832	$883

[1]	As per note 20 of the Company’s consolidated interim financial statements.

[2]	Non-gold segments consist of Exploration and evaluation and Corporate.

[3]	Includes $5.4 million of costs related to the production interruption at Westwood following the Seismic Event that occurred on May 26, 2015 as these are not indicative of normal production costs.

[4]	Adjustments for the consolidation of Rosebel (95%) and Essakane (90%) to their attributable portion of cost of sales.

[5]	Gold commercial production does not include Westwood pre-commercial production for the three and six months ended June 30, 2014 of 9,000 ounces and 10,000 ounces, respectively.

[6]	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

[7]	Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela, on an attributable basis.

[8]	Includes realized hedge and non-hedge derivative losses for the three and six months ended June 30, 2015 of $44 and $52 per ounce produced, respectively.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL
The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital and net cash from operating activities before changes in working capital per share. Working capital can be volatile due to numerous factors including a build-up or reduction of inventories. Management believes by excluding these items, these non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.
The following table provides a reconciliation of net cash from operating activities before changes in working capital.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2015	2014	2015	2014
Net cash from operating activities per consolidated interim financial statements	$31.7	$96.8	$61.7	$124.9
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(3.5)	(19.5)	(6.5)	(5.8)
Inventories and non-current ore stockpiles	19.1	(5.2)	26.2	(12.5)
Accounts payable and accrued liabilities	(1.7)	(2.0)	19.0	28.1
Net cash from operating activities before changes in working capital including discontinued operations	$45.6	$70.1	$100.4	$134.7
Basic weighted average number of common shares outstanding (millions)	391.4	376.8	388.3	376.7
Net cash from operating activities before changes in working capital including discontinued operations ($/share)	$0.12	$0.19	$0.26	$0.36
ALL-IN SUSTAINING COSTS PER OUNCE SOLD
The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a Company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure that better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.
The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, environmental rehabilitation accretion and depreciation, by-product credits, corporate general and administrative costs.
This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.
Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.
The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Rosebel, Essakane, Westwood-commercial production) and Mouska, and in total (includes owner-operator mines, Sadiola and Yatela).
AISC measures do not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015

	Three months ended June 30,		Six months ended June 30,
($ millions, attributable, except where noted)	2015	2014	2015	2014
Continuing operations
AISC - owner-operator mines
Cost of sales[1], excluding depreciation expense	$151.4	$147.2	$309.8	$283.4
Sustaining capital expenditures[1]	34.1	24.3	69.1	58.9
By-product credit, excluded from cost of sales	(0.5)	(0.3)	(1.2)	(0.5)
Corporate general and administrative costs[2]	9.3	12.0	19.0	23.1
Realized loss on derivatives	4.6	—	11.3	0.1
Environmental rehabilitation accretion and depreciation	3.1	3.7	5.7	5.7
Other[3]	(5.4)	—	(5.4)	—
	$196.6	$186.9	$408.3	$370.7
AISC - joint venture mines
Cost of sales for joint ventures, excluding depreciation expense	$13.2	$39.2	$31.8	$65.6
Adjustments to cost of sales[4] - joint venture mines	0.8	(7.6)	1.3	(7.2)
	14.0	31.6	33.1	58.4
AISC[5]	$210.6	$218.5	$441.4	$429.1

Attributable gold sales - owner-operator (000s oz)	176	164	363	319
AISC - owner-operator[5,6] ($/oz)	$1,112	$1,137	$1,123	$1,160
AISC - owner-operator, excluding by-product credit[5,6] ($/oz)	$1,115	$1,139	$1,127	$1,162
Attributable gold sales (000s oz)	195	192	403	368
AISC[5,6,7] ($/oz)	$1,076	$1,136	$1,095	$1,165
AISC excluding by-product credit[5,6,7] ($/oz)	$1,078	$1,138	$1,098	$1,167

[1]
Includes Rosebel and Essakane at their attributable amounts of 95% and 90% respectively. Refer to note 20 of the consolidated interim financial statements for cost of sales at 100% basis and refer to the capital expenditures table of the MD&A on page 10 for 2015 sustaining capital expenditures at 100% basis.

2 Corporate general and administrative costs exclude depreciation expense.

[3]	Includes $5.4 million of costs related to the production interruption at Westwood following the Seismic Event that occurred on May 26, 2015 as these are not indicative of normal production costs.
4 Adjustments to cost of sales consist of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.
5 Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
6 AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.
7 Includes realized hedge and non-hedge derivative losses for the three and six months ended June 30, 2015 of $53 and $59 per ounce sold, respectively.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2015